February 5, 2019

Robb Knie
Chief Executive Officer
Hoth Therapeutics, Inc.
1 Rockefeller Plaza, Suite 1039
New York, NY 10020

       Re: Hoth Therapeutics, Inc.
           Amendments Nos. 3 and 4 to
           Registration Statement on Form S-1
           Filed February 1, 2019 and February 4, 2019
           File No. 333-227772

Dear Mr. Knie:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2019 letter.

Form S-1 Amendment No. 3 filed February 1, 2019

Exclusive Forum, page 82

1. We note your response to prior comment 2. However, it is not clear whether your exclusive forum provision applies solely to state law claims. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. If the provision applies to Securities Act claims, please revise your prospectus to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to
 Robb Knie
Hoth Therapeutics, Inc.
February 5, 2019
Page 2
         have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
       You may contact Effie Simpson at 202-551-3346 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-7574 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameRobb Knie                                 Sincerely,
Comapany NameHoth Therapeutics, Inc.
                                                            Division of
Corporation Finance
February 5, 2019 Page 2                                     Office of
Transportation and Leisure
FirstName LastName